

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2010

Mr. Steve Weinberger
Chief Financial Officer
Inventure Foods, Inc.
5415 East High Street, Suite 350
Phoenix, Arizona 85054

> **Re:** **Inventure Foods, Inc.**
> **Form 10-K for Fiscal Year Ended December 26, 2009**
> **Filed March 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 16, 2010**
> **File No. 1-14556**

Dear Mr. Weinberger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal year Ended December 26, 2009

General

1.   Please note that the comments on your Form 10-K may also apply to your subsequent filings of periodic reports on Form 10-Q. Provide complete responses and, to the extent comments on one section or filing apply to similar disclosure elsewhere in the filing or in other filings, please address or make corresponding revisions to all affected disclosure. This will minimize the need for us to repeat similar comments.

Risk Factors, page 9

2.   Most of your risk factors include a statement that you "cannot assure" or that
        there is "no assurance" of a particular result or future occurrence. Please revise to
        instead identify and describe plainly and directly the particular risk in each case.

Results of Operations, page 17

3.   MD&A requires not only a discussion but also an analysis of your financial
        condition and results of operations. In this regard, MD&A should consist of more
        than a recitation of the financial statements in narrative form. Rather, you should
        provide an analysis of the changes in your financial condition and results of
        operations. For example, you quantify the factors that led to an increase in net
        revenue, but you do not explain why there was an increase in revenue for the
        individual products that contributed to this material change.

        Please refer to the Commission's Guidance Regarding Management's Discussion
        and Analysis of Financial Condition and Results of Operations, and revise as
        appropriate. See SEC Release No. 33-8350, http://www.sec.gov/rules/interp/33-
        8350.htm and Release No. 33-6835, http://www.sec.gov/rules/interp/33-
        6835.htm.

4.   In your discussion of your results of operations and liquidity and capital resources
        you sometimes refer to two or more sources as components that contributed to a
        material change. For example, we note your statement in the liquidity discussion
        that "[f]or the fiscal year ended December 26, 2009, operating activities provided
        $3.0 million, primarily as a result of our generation of net income partially offset
        by changes in working capital of $5.3 million, primarily due to increases in
        inventory." Ensure that you quantify the amount of the change that was
        contributed by each such factor. See Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources, page 17

5.   Expand your discussion to identify the various drivers underlying your cash flows
        from operating, investing and financing activities, and to indicate the extent to
        which the reported amounts are indicative of your expectations for future cash
        flows. See Section IV of Release No. 33-8350,
        http://www.sec.gov/rules/interp/33-8350.htm. See also Section II.A.1 of Release
        No. 33-8056, http://www.sec.gov/rules/other/33-8056.htm; and Section III.C of
        Release No. 33-6835.

Critical Accounting Policies and Estimates, page 19

Goodwill and Trademarks, page 19

6.   We note that you consider the testing of goodwill and intangible assets for impairment to involve critical accounting estimates. In future filings, please expand your disclosure relating to such testing for any reporting unit that does not have a fair value substantially in excess of its carrying value, to address the following points, which we would regard as consistent with the guidance in Item 303(a)(3)(ii) of Regulations S-K.

- The percentage by which the fair value of your reporting units exceeded the carrying values as of the date of the most recent test.

- The amount of goodwill allocated to each reporting unit.

- A description of the method and key assumptions used to measure the fair value of each reporting unit also indicating how the key assumptions were determined.

- To the extent possible, specific details about the degree of uncertainty associated with key assumptions used to measure the fair value of each reporting unit.

- A description of potential events and changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to measure the fair value of each reporting unit.

- Any additional information that you believe would offer greater precision about the amount and likelihood of potential impairment.

- If you believe that a material impairment charge would be unlikely even if step one of the impairment test failed, disclose the basis for your view.

If you conclude and disclose either that no material amount of goodwill exists at *reporting units which are at risk* of failing step one of the impairment test, or that there is no such risk for any of your reporting units, we would not regard disclosure of the information outlined in the various points above to be necessary.

Controls and Procedures, page 21

7.   We note your disclosure in the first paragraph that the controls and procedures "have been designed and are functioning effectively to provide reasonable assurance," etc. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Definitive Proxy Statement on Schedule 14A filed April 16, 2010

General

8.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Election of Directors, page 3

9.   For each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for you at the time that the disclosure is made, in light of your business and structure.

10.   Eliminate gaps or ambiguities with regard to time by providing the month and year the principal positions began and ended within the five year period which Item 401 of Regulation S-K specifies. Sketches requiring revision for this purpose include those you provide for Messrs. Polhill, McDaniel, and Weinberger.

Non-employee directors' compensation table, page 11

11.   For your option awards, please disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, rather than SFAS No. 123(R). Please also make a similar change to your disclosure in the footnotes to your summary compensation table for the stock awarded to your executive officers in 2009. See Items 402(r)(2)(iv) and 402(n)(2)(v) of Regulation S-K.

Form 10-Q for the Quarter Ended March 27, 2010

Controls and Procedures, page 17

12.   We note that you provide disclosure in this section regarding your internal control over financial reporting, but do not include disclosure regarding your disclosure controls and procedures. Provide disclosure regarding your disclosure controls and procedures in all your Form 10-Q filings.

Closing Comments

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rule require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Tracie Towner at (202) 551-3744, or Jennifer O'Brien at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, Tim Levenberg at (202) 551-3707, or me at (202) 551-3299 with any other questions.

                                        Sincerely,

Mark Shannon
Branch Chief